Exhibit 3.1

ARTICLES OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

IMEDIA BRANDS, INC.

The undersigned, James Spolar, in his capacity as Senior Vice President, General Counsel and Secretary of iMedia Brands, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that:

(i)	The name of the Corporation is iMedia Brands, Inc.

(ii)	Article 3, Section A of the Corporation’s Amended and Restated Articles of Incorporation has been amended to read in its entirety as follows:

“A.	The Corporation is authorized to issue One Hundred Million (100,000,000) shares of capital stock and Fifty Million (50,000,000) shares of common stock, having a par value of one cent ($.01) per share in the case of common stock, and having a par value as determined by the Board of Directors in the case of preferred stock, to be held, sold and paid for at such times and in such manner as the Board of Directors may from time to time determine in accordance with the laws of the State of Minnesota.”

(iii)	Article 3 of the Corporation’s Amended and Restated Articles of Incorporation has been amended to delete Section D of Article 3 in its entirety.

(iv)	Article 3 of the Corporation’s Amended and Restated Articles of Incorporation has been amended to delete Section E of Article 3 in its entirety.

(v)	Article 7 of the Corporation’s Amended and Restated Articles of Incorporation has been amended to delete Article 7 in its entirety.

(vi)	The foregoing amendments have been adopted pursuant to Chapter 302A of the Minnesota Statutes.

IN WITNESS WHEREOF, I have subscribed my name this 3rd day of December, 2019.

/s/ James Spolar
Name:	James Spolar
Title:	Senior Vice President, General Counsel
and Secretary